

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

<u>Via E-mail</u>
Hugo Sarmiento Kohlenberger
Chief Financial Officer
Corporación Andina de Formento
Torre CAF
Avenida Luis Roche, Altamira
Caracas, Venezuela

> **Re: Corporación Andina de Fomento**
> **Registration Statement under Schedule B**
> **Filed June 7, 2013**
> **File No. 333-189174**

Dear Mr. Sarmiento Kohlenberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your document and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update all statistics to provide the most recent data available.

2. We note press reports discussing the possibility of Argentina defaulting on its sovereign debt. To the extent material, please discuss the effects of a default by Argentina on CAF's operations and liquidity.

3. Recent press news reports indicate mounting economic problems in Venezuela following the recent political transition. If material, please discuss the causes of these problems and any material impact they may have on CAF's operations.

4. If material, please describe recent protests in Brazil and any material effect that this instability may have on CAF's operations.

5. Please include the expected date for Trinidad and Tobago to receive full membership status.

Legal Status of CAF, page 3

6. Please discus the "certain conditions" that Trinidad and Tobago must meet in order to receive full membership status.

General, page 5

7. Please provide additional disclosure regarding the process and requirements for a country to become a full member shareholder.

Paid-in Capital and Un-paid Capital, page 5

8. Please specify the criteria by which you have chosen to disclose the "selected capital contributions."

9. Please disclose how the premium (*valor patrimonial*) is calculated.

10. Please include subscribed callable capital in the table on page 9.

Management's Discussion and Analysis ..., page 12

11. In the discussion of the income statement, if two or more factors have led to an increase or a decrease in a line item, disclose the amounts attributable to each factor.

Asset and Liability Management, page 30

12. In the fourth paragraph, you discuss the strategy to increase your presence in the international long-term bond market. We further note that CAF has recently received credit rating upgrades, which may affect your investor base. Please discuss any material effects your strategy change may have on you and your policies related to liability management.

Selected Demographic and Economic Data, page 34

13. Please consider including unemployment data for full member shareholder countries.

14. Please include disclosure regarding the reliability of Argentina's statistical data. We note that in February 2013 the IMF issued a declaration of censure against Argentina concerning the quality of reported official data.

Closing Comment

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please direct any questions about these comments to me at (202) 551-3238.

        Sincerely,

        /s/ Ellie Bavaria

        Ellie Bavaria
        Special Counsel

cc: Robert S. Risoleo, Esq.
   Sullivan & Cromwell LLP